ROPES & GRAY
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

James M. Forbes
T +1 617 235 4765
james.forbes@ropesgray.com

February 3, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:    Mr. Jeffrey Foor

Re:	GMO Trust (File Nos. 002-98772 and 811-04347) (the “Registrant”)

Ladies and Gentlemen:

On January 17, 2023, Jeffrey Foor (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided oral comments to James Forbes of Ropes & Gray LLP, counsel to the Registrant, regarding (i) Amendment No. 273 and under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) relating to GMO Resource Transition Fund (“RTF”) and GMO U.S. Opportunistic Value Fund (“USOVF”), each a series of the Registrant (each, a “Fund,” and collectively, the “Funds”), and filed with the Commission on November 28, 2022 (the “Amendment No. 273”); and (ii) Post-Effective Amendment No. 225 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 274 under the Investment Company Act to the Registration Statement relating the Funds and filed with the Commission on November 28, 2022 (“Amendment No. 225/274”). These responses will be reflected in Post-Effective Amendment No. 226 under the Securities Act and Amendment No. 275 under the Investment Company Act to the Registration Statement, to be filed with the Commission on or around February 11, 2023 (the “485(b) Amendment”). Defined terms used but not defined herein shall have the meanings given to them in the 485(b) Amendment.

1.	Comment: The Staff notes that the Registrant filed Amendment No. 273 (relating to the private placement of the Funds’ shares) concurrently with Amendment No. 225/274 (relating to the public offering of the Funds’ shares). Please supplementally explain the circumstances of the Funds’ private placement, including the terms applicable to any purchases pursuant to the private placement (e.g., the share classes available for purchase). Please include analysis as to why the Funds’ private placement should not be integrated with the Funds’ public offering. Please also supplementally explain (i) why the Funds’ private placement will not result in any harm to investors in the Funds’ public offering and (ii) why the Funds’ public offering will not result in any harm to investors in the Funds’ private placement.

Response: The Registrant filed Amendment No. 273 to effect the registration of the Funds under the 1940 Act and to facilitate the private placement of the Funds’ shares with investors eligible to purchase shares in the private placement. As stated in the private placement memorandum filed with Amendment No. 273 (the “PPM”), the shares offered through the Funds’ private placement are available for purchase only by other series of the Registrant (“GMO Funds”) and certain other accredited investors (as defined in Regulation D under the Securities Act). The PPM includes information about Classes III, IV, V, VI, R6 and I of each Fund, and each share class is available for purchase subject to the eligibility criteria set forth in the PPM. To date, no shares of RTF and only Class VI shares of USOVF (the share class with the highest minimum initial investment amount) have been purchased in the private placement. The Registrant filed Amendment No. 225/274 to register the Funds’ shares under the Securities Act in connection with an anticipated public offering of the Funds’ shares following the effectiveness of the Funds’ registration statement under the Securities Act. This filing was intended to commence the process of making the Funds’ shares available to a broader universe of potential investors.

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The Registrant notes that there are multiple bases for its conclusion that each Fund’s anticipated public offering should not be integrated with the Fund’s private placement. Rule 152(b) under the Securities Act provides non-exclusive safe harbors from integration of registered and exempt offerings. One of those safe harbors is set forth in Rule 152(b)(3)(i), which provides that an offering for which a registration statement under the Securities Act has been filed will not be integrated “if it is made subsequent to . . . a terminated or completed offering for which general solicitation is not permitted.” Rule 152(c) states that, for purposes of Rule 152, an offering of securities will be deemed to commence “at the time of the first offer of securities in the offering by the issuer or its agents.” The Registrant notes that the Funds’ registration statement under the Securities Act is not yet effective, and the Funds’ shares have not yet been offered through a public offering. In this regard, the Registrant notes that the Funds’ prospectus and statement of additional information included in Amendment No. 225/274 contain “red herring” legends, which specifically provide that those documents do not constitute an offer to sell the Funds’ shares. The Registrant expects the Funds’ shares to first be offered in a public offering (and, therefore, for the public offering to “commence” for purposes of Rule 152) following the effectiveness of the Funds’ registration statement under the Securities Act, which is currently anticipated to occur on February 11, 2023. The Registrant confirms that the private placement of the Funds’ shares (which is made in reliance on Rule 506(b) under the Securities Act, an exemption from registration pursuant to which general solicitation is not permitted) will terminate before the commencement of the Funds’ public offering. The Registrant therefore believes that the Funds’ public offering qualifies for the safe harbor from integration in Rule 152(b)(3)(i), as it will commence subsequent to the termination or completion of the private placement.

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The Registrant further notes that, independent of the availability of the Rule 152(b)(3)(i) safe harbor, each Fund’s anticipated public offering also should not be integrated with the Fund’s private placement pursuant to Rule 152(a) under the Securities Act. Rule 152(a) provides a general principle of integration that applies in the event that no safe harbor under Rule 152(b) applies. Pursuant to Rule 152(a), in determining whether two or more offerings are to be treated as one for the purpose of registration or qualifying for an exemption from registration under the Securities Act, offers and sales will not be integrated if, based on the particular facts and circumstances, the issuer can establish that each offering either complies with the registration requirements of the Securities Act, or that an exemption from registration is available for the particular offering.

The Registrant notes that, under Rule 152(a)(1), for an exempt offering prohibiting general solicitation (such as the Funds’ private placement in reliance on Rule 506(b)), the issuer must have a reasonable belief, based on the facts and circumstances, with respect to each purchaser in the exempt offering prohibiting general solicitation, that the issuer (or any person acting on the issuer's behalf) either:

(i) Did not solicit such purchaser through the use of general solicitation; or

(ii) Established a substantive relationship with such purchaser prior to the commencement of the exempt offering prohibiting general solicitation

In the adopting release for Rule 152, the Commission confirmed that, “an offer of the issuer’s securities to a person with whom the issuer, or a person acting on its behalf, has a pre-existing substantive relationship would not constitute a general solicitation, so long as the relationship was established prior to the commencement of the offering.”1 The Commission also clarified that, “[i]nvestors with whom the issuer has a pre-existing substantive relationship may include the issuer’s existing or prior investors, investors in prior deals of the issuer’s management, or friends or family of the issuer’s control persons.”2

The Registrant believes that, consistent with Rule 152(a), each offering of each Fund’s shares either complies with the registration requirements of the Securities Act or qualifies for an exemption from registration. The Registrant believes that each Fund’s public offering, when it commences, will comply with the registration requirements of the Securities Act. As noted above, the Registrant also believes that an exemption from registration is available for each Fund’s private placement pursuant to Rule 506(b) under the Securities Act, which deems offers and sales of securities in compliance with its conditions to be transactions not involving a public offering within the meaning of section 4(2) of the Securities Act. The Registrant believes that it has fully complied with the requirements of Rule 506(b) under the Securities Act, including with respect to limitations on the number of purchasers, requirements relating to the nature of purchases, information required to be furnished about the Funds, prohibitions on general solicitation and advertising, and limitations on resale. As stated above, no investors have purchased RTF shares in reliance on the private placement to date. There have been five purchasers of Class VI shares of USOVF in reliance on the private offering, three of which are other GMO Trust mutual funds, one of which has been a discretionary institutional client of Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) since 2015 with current assets of more than $225 million, and the last of which is an institutional investor with a pre-existing $60 million+ investment in another GMO Trust fund prior to its investment in USOVF. The Registrant believes that Amendment No. 273 complies with applicable requirements under Rule 502 under the Securities Act and the provisions of Form N-1A applicable to registration statements filed only under the 1940 Act. The Registrant notes that it has not conducted any form of general solicitation or general advertising in connection with the private placement and believes that each purchaser in the private placement became interested in investing in the Funds by virtue of its pre-existing relationship with GMO and not as a result of the Funds’ anticipated public offering. The Registrant further notes that, as stated in the PPM, shares acquired through the private placement may not be transferred or sold unless registered under the Securities Act or sold in transactions exempt from the Securities Act.

1 Facilitating Capital Formation and Expanding Investment Opportunities by Improving Access to Capital in Private Markets, SEC Release Nos. 33-10884; 34-90300; IC-34082 (November 2, 2020).

2 Id.

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The Registrant therefore believes that an exemption from registration is available for each Fund’s private placement under Rule 506(b) and, accordingly, that each Fund’s anticipated public offering of shares should not be integrated with the Fund’s private placement consistent with Rule 152(a).

The Registrant does not believe that either Fund’s private placement will result in any harm to investors in the Fund’s public offering or that either Fund’s anticipated public offering will result in any harm to investors in the Fund’s private placement. The Registrant notes that each Fund’s anticipated public offering, once it commences, will offer the same share classes on the same terms as are currently available through the private placement, other than with respect to the additional eligibility requirements applicable to investors in the private placement. The Registrant notes that the only other substantive difference between each Fund’s private placement and anticipated public offering is that investors in the private placement (which has already commenced) are able to acquire the Fund’s shares sooner than investors in the Fund’s public offering (which will commence only upon the effectiveness of the Fund’s registration statement under the Securities Act).

2.	Comment: The Staff notes that the same entity (Funds Distributor, LLC (“FD”)) serves as placement agent with respect to the Funds’ private placement and distributor with respect to the Funds’ public offering. Please confirm supplementally that such arrangements are consistent with any applicable requirements promulgated by the Financial Industry Regulatory Authority (“FINRA”).

Response: The Registrant is not aware of any conflict between the arrangements described above and applicable FINRA requirements. The Registrant notes that FD serves as placement agent with respect to each Fund’s private placement and will serve as distributor with respect to each Fund’s anticipated public offering pursuant to separate written contacts and that each such contract requires FD to provide services tailored to the relevant offering. As noted above, the Fund’s private placement and public offering will not take place concurrently; rather, the public offering will commence subsequent to the termination or completion of the private placement.

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3.	Comment: The Staff notes that there is no disclosure in the PPM regarding the Funds’ concurrent public offering pursuant to the Securities Act. Please add disclosure to the PPM regarding the concurrent public offering or explain supplementally why such disclosure is not applicable.

Response: The Registrant notes that it is not conducting a concurrent private placement and public offering of the Fund’s shares, as any public offering of the Fund’s shares will commence subsequent to the termination or completion of the private offering. While no further offers or sales of the Fund’s shares under the PPM are anticipated at this time, to the extent the Registrant makes any additional offers or sales under the PPM it will revise or supplement the PPM to state that the Registrant expects to conduct a public offering of the Fund’s shares following the completion of the private placement.

4.	Comment: If shares of a Fund have been acquired through the Fund’s private placement prior to the effectiveness of the Fund’s public offering, please include audited financial statements in the Registration Statement.

Response: The Registrant notes that Item 27(a) of Form N-1A requires a registration statement to include the “financial statements and schedules required by Regulation S-X” and that Rule 3-18(a) of Regulation S-X requires the following audited financial statements to be included in registration statement filings by registered management investment companies: “(1) An audited balance sheet or statement of assets and liabilities as of the end of the most recent fiscal year; (2) An audited statement of operations for the most recent fiscal year conforming to the requirements of § 210.6-07; (3) An audited statement of cash flows for the most recent fiscal year if necessary to comply with generally accepted accounting principles . . . ; and (4) Audited statements of changes in net assets conforming to the requirements of § 210.6-09 for the two most recent fiscal years.” (emphasis added). The Registrant observes that each audited financial statement required by Rule 3-18(a) of Regulation S-X is to be provided either as of, or for, the most recent fiscal year (or two most recent fiscal years). The Registrant confirms that, after the Funds have completed their initial fiscal year (which will end on February 28, 2023), the Funds will include audited financial statements in future amendments to the Registration Statement to the extent required by applicable provisions of Form N-1A and Regulation S-X.

5.	Comment: The Staff notes that, in each Fund’s “Annual Fund operating expenses” table in the Prospectus, the “Management fee” shown for Class V and Class VI shares is expressed to the nearest thousandth of a percent. In accordance with Instruction 1(a) to Item 3 of Form N-1A, please round all percentages in the table to the nearest hundredth.

Response: The Registrant notes that, as disclosed in the footnotes to each Fund’s “Annual Fund operating expenses” table, the “Management fee” shown in the table for each share class includes both the Fund’s management fee and a class-specific shareholder service fee, if any. The Registrant further notes that the actual shareholder service fees for Class V and Class VI shares of each Fund are expressed as percentages containing three decimal places, and therefore, the Registrant believes that it is not misleading to present these shareholder service fees (or the “Management fee” amounts of which these fees are a component) using three, instead of two, decimal places.  The Registrant also notes that because there are high minimum fund investment amounts for these shares classes (i.e., $250 million for Class V shares and $350 million for Class VI shares), prospects for those share classes are institutional investors that are sensitive to small differences in fees that other investors may consider immaterial rounding errors (such as 0.885% vs. 0.89% and 0.855% vs 0.86%). As such, the Registrant believes that it is more useful to shareholders to present the exact “Management fee” rate in each Fund’s “Annual Fund operating expenses” table rather than a rounded fee rate.

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6.	Comment: Please confirm supplementally whether GMO is able to recoup fees waived or reimbursed pursuant to the contractual expense limitation arrangements disclosed in the footnotes to each Fund’s “Annual Fund operating expenses” table in the Prospectus and, if so, please add relevant information where applicable to the footnotes regarding such recoupment.

Response: The Registrant confirms that GMO will not recoup waived or reimbursed fees with respect to the fee waivers shown in the Funds’ “Annual Fund operating expenses” tables.

7.	Comment: The Staff notes that, under normal market conditions, RTF invests at least 80% of its assets in the securities of companies in the “resource transition sector,” which is defined in the Prospectus to include “companies that own, produce, refine, process, transport, and market natural resources other than fossil fuels and companies that provide related equipment, infrastructure, and services.” Please revise the definition of “resource transition sector” to ensure that it includes only those companies for which the functions referenced in the definition constitute a meaningful part of their overall business (for example, by including only those companies that derive at least 50% of their assets or revenues from those functions or that engage “primarily” in those functions).

Response: To add clarity to the description of the “resource transition sector” noted in the comment, the Registrant provides a list of industries within the “resource transition sector”, including diversified mining, precious metals, steel and iron ore production, energy services and technology, base metal production, forest products, farming products, paper products, chemicals, building materials, water, alternative energy sources, and environmental services. The Registrant plans to use GICS codes to determine whether a particular company falls within the “resource transition sector”. The Registrant believes that this approach ensures that it includes only those companies for which the functions referenced in the definition constitute a meaningful part of their overall business.

8.	Comment: The Staff notes that, for RTF, the disclosure provided under the heading “Non-U.S. Investment Risk” in the “Principal risks of investing in the fund” section of the Prospectus references emerging markets. If investments in emerging markets constitute a principal investment strategy of the Fund, please state in the description of the Fund’s principal investment strategies that the Fund may invest in emerging markets.

Response: The requested change has been made.

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9.	Comment: The Staff notes that, for each Fund, short sales are referenced under the heading “Derivatives and Short Sales Risk” in the “Principal risks of investing in the Fund” section of the Prospectus. Please confirm whether either Fund is expected to engage in short sales as a principal investment strategy. If so, please revise the description of the relevant Fund’s principal investment strategies to reference short sales and confirm that any expected fees or imputed expenses resulting from short sales will be appropriately reflected in the Fund’s “Annual Fund operating expenses” table.

Response: The Registrant notes that, although each Fund may engage in short sales, neither Fund is expected to do so to as a principal investment strategy. The Registrant therefore believes that it would not be appropriate to reference short sales in the description of the Funds’ principal investment strategies.

10.	Comment: The Staff notes that, as discussed under the heading “Purchase and sale of Fund shares” in the Prospectus, an investor’s eligibility to purchase Fund shares or different classes of Fund shares depends on the investor’s meeting either (i) the “Minimum Total Fund Investment” or (ii) the “Minimum Total GMO Investment,” as set forth in each Fund’s “Minimum investment criteria for class eligibility” table. Please clarify in the Prospectus how an investor’s eligibility would be determined in the case of Class III shares of each Fund given that “N/A” is shown in the table as the applicable “Minimum Total Fund Investment.”

Response: An investor is eligible to invest in Class III shares of a Fund if it meets the Minimum Total GMO Investment. For example, if at the time of an initial investment in Class III shares the investor has no other investments with GMO, the investor must invest at least $5 million to be eligible to purchase Class III shares. The Registrant notes that there is disclosure below the table on page 34 under the heading “Multiple Classes and Eligibility”, which defines “Minimum Total GMO Investment” as it relates to eligibility to invest. The Registrant believes it is sufficiently clear how an investor’s eligibility would be determined in the case of Class III shares of each Fund and, therefore, respectfully declines to revise the disclosure.

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11.	Comment: The Staff notes that, as stated in the Prospectus in the section “Additional Information About the Funds’ Investment Strategies, Risks, and Expenses—ESG Considerations,” GMO incorporates environmental, social, and governance (“ESG”) criteria into its investment process for some of the Funds. In light of that, please consider including ESG-specific risk disclosure in the Prospectus under the heading “Description of Principal Risks” or explain supplementally why ESG-specific risk disclosure is not warranted.

Response: The Registrant notes that, as stated in the Prospectus, ESG criteria are just some of many factors GMO considers in respect of a Fund. As such, the Registrant believes that adding an ESG-specific risk factor in the discussion of the Funds’ principal risks could potentially confuse investors by suggesting that ESG criteria play a more significant role in a Fund’s investment process than is actually the case and/or that GMO seeks to achieve ESG-related goals as part of a Fund’s investment objective (which is not the case). Given this, after careful consideration, the Registrant determined not to add ESG-specific risk disclosure in response to the Staff’s comment.

*      *      *      *      *      *

Very truly yours,

/s/ James M. Forbes
James M. Forbes

cc:	Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC Thomas R. Hiller, Esq., Ropes & Gray LLP